

November 17, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: Vanguard Wellesley Income Fund
        Issuer CIK: 0000105544
        Issuer File Number: 2-31333 / 811-01766
        Form Type: 8-A12B
        Filing Date: November 17, 2025

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of the Vanguard Wellington
Dividend Growth Active ETF, Vanguard Wellington U.S. Growth Active ETF and Vanguard Wellington
U.S. Value Active ETF under the Exchange Act of 1934, subject to effective registration.

Sincerely,

Charles Sullivan
Senior Analyst, Listing Qualifications